Exhibit (a)(2)(A)

Kos Pharmaceuticals, Inc.
1 Cedar Brook Drive
Cranbury NJ 08512-3618
(609) 495-0500

November 14, 2006

Dear Shareholder:

        We are pleased to inform you that on November 5, 2006, Kos Pharmaceuticals, Inc. (the "Company") entered into an Agreement and Plan of Merger, as amended from time to time (the "Merger Agreement"), with Abbott Laboratories, an Illinois corporation ("Abbott"), and Parthenon Acquisition Corp., a Florida corporation (as successor in interest to S&G Nutritionals, Inc.) ("Purchaser").

        Under the terms of the Merger Agreement and subject to the conditions set forth in Purchaser's Offer to Purchase and related materials enclosed with this letter, Purchaser is commencing today a cash tender offer to purchase all of the outstanding shares of the common stock of the Company (the "Common Stock") at a purchase price of $78.00 per share, net to the seller in cash without interest, less any required withholding taxes. Unless subsequently extended, the tender offer is currently scheduled to expire at 12:00 midnight, New York City time, on December 12, 2006.

        Following the successful completion of the cash tender offer, the Purchaser will be merged with and into the Company, with the Company being the surviving corporation, and all shares of Common Stock not purchased in the tender offer (other than shares held by the Abbott, Purchaser, the Company, Kos Investment, Inc. or Kos Holdings, Inc.) will be converted into the right to receive $78.00 in cash per share. In addition, under the terms of the Merger Agreement, Purchaser is granted an option to acquire up to one share more than 80% of the Company's issued and outstanding common stock. This option will become exercisable only upon the acceptance and payment for more than 70% of the Common Stock in the tender offer.

        The Company's board of directors has approved the Merger Agreement, tender offer and the merger and has determined that the Merger Agreement and the transactions contemplated thereby (including the tender offer and merger) are fair to and in the best interests of the Company and the shareholders of the Company. Accordingly, the board of directors recommends that you accept the tender offer and tender your Common Stock to Purchaser pursuant to the tender offer.

        In arriving at its recommendations, the Company's board of directors gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9, including, among other things, the opinion of Greenhill & Co., LLC, dated November 5, 2006, to the effect that the $78.00 per share in cash to be received by holders of Common Stock in the tender offer and the merger is fair from a financial point of view to such holders, as of the date, and based upon and subject to the factors, limitations and assumptions set forth in its written opinion.

        Purchaser's Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares of Common Stock set forth the terms and conditions of Purchaser's tender offer and provide instructions as to how to tender your shares. We urge you to read each of the enclosed materials carefully.

Very Truly Yours,

Adrian Adams President and Chief Executive Officer